Exhibit 1.1
                           WILLIAM R. HOUGH & CO. (R)
                            100 Second Avenue South
                                   Suite 800
                       St. Petersburg, Florida 33701-4386
               (813) 895-8880 (800) 800-0061 FAX: (813) 895-8895


Board of Directors                                            December 2, 1997
Landis Savings Bank, SSB
107 South Central Avenue
Landis, NC 28088

     Re: Stock Marketing Services

Gentlemen:

     This letter sets forth the terms of the proposed engagement by Landis Savings Bank, SSB (the "Bank") of William R. Hough & Co., Inc ("WRH") to act as a standby underwriter in the sale of common stock issued by a holding company to be formed in connection with the conversion of the Bank from the mutual to the capital stock form of organization. The shares will be offered and sold in concurrent subscription and community offerings and, if necessary, in an underwriting public offering (collectively, the "Offering").

     WRH will assist the Bank in the Offerings as follows:

          1. as financial advisor to the management of the Bank;

          2. assisting with informational meetings for prospective investors during the subscription and community offerings;

          3. conduct the public offering by underwriting on a "best efforts" basis any shares not sold in the subscription and community offerings;

          4. being a market maker in the Bank's stock after the Offerings and assisting the Bank in:

             a. listing its stock on the Nasdaq SmallCap Market; or

             b. if the Bank does not qualify for Nasdaq SmallCap Market listing, to list the Bank's stock on the OTC Bulletin Board; and

          5. assist the Bank in encouraging other broker-dealer firms to make a market in the Bank's stock after the Offerings.
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Board of Directors
Landis Savings Bank, S.S.B.
December 2, 1997
Page 2


     WRH shall receive the following compensation for its services:

          1. a financial advisory fee of $25,000, payable $10,000 upon the signing of this letter and $15,000 upon the completion of the Offerings;

          2. a commission of 4.0% of the aggregate dollar amount of shares sold by WRH in the public offering; and

          3. reimbursement for all reasonable and accountable expenses, including legal fees, incurred by it whether or not the Offerings are successfully concluded. Such expenses will not exceed $25,000 without the permission of the Bank.

     It is agreed that the Bank will pay all other expenses of the Offerings including but not limited to its attorney's fees, NASD filing fees, filing and registration fees, and fees of either WRH's attorneys or the Bank's attorneys relating to any required state securities law filings, telephone charges, air freight, rental equipment, supplies, transfer agent charges, fees relating to auditing and accounting and costs of printing all documents necessary in connection with the foregoing.

     Except for the financial advisory fee and obligation to reimburse WRH for allocable expenses, which is intended to be a legally binding obligation of the parties, this letter does not constitute an agreement on the part WRH to underwrite all or any portion of the Offerings or perform any other services, and does not constitute an agreement to enter into any such agreement, but reflects WRH's present intention of proceeding to work with the Bank toward the completion of the proposed Offerings.

     The terms of this letter will be superseded by, and will be of no effect if, a written sales agency agreement is executed and delivered by the parties thereto.

     This proposal, of course, is based on our present understanding of the Bank, its industry and existing market conditions and, therefore, may be revised based on our due diligence review and changing market conditions.

     For purposes of WRH's obligations to file certain documents and to make certain representations to the NASD in connection with the Offerings, the Bank warrants that: (a) the Bank has not privately placed any securities within the last 18 months; (b) there have been no material dealings within the last 12 months between the Bank and any NASD member or any person related to or associated with any such member; (c) none of the officers or directors of the Bank are affiliated or associated with NASD; (d) except as contemplated by this letter with WRH and a letter agreemenet, dated September 30, 1997, by and between the Bank and The Meritas Group, Inc. regarding certain appraisal and business planning services, the Bank has no financial or management consulting contracts outstanding with any other person; (e) the Bank has not granted WRH a right of first refusal with respect to the underwriting of any future offering of the Bank's stock; and (f) there has been no intermediary between WRH and the Bank in connection with the public offering of the Bank's shares and no person is being compensated in any manner for providing such service.

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Board of Directors
Landis Savings Bank, S.S.B.
December 2, 1997
Page 3


     The Bank agrees to indemnify and hold harmless WRH, its officers, directors and controlling persons against all losses, claims, damages or liabilities, joint or several, and all legal or other expenses reasonably incurred by them in connection with the investigation or defense thereof (collectively, "Losses"), to which they may become subject under the securities laws or under the common law, that arise out of or are based upon the Offerings or the engagement hereunder of WRH unless it is determined by final judgment of a court having jurisdiction over the matter that such Losses are primarily a result of WRH's willfull misconduct or gross negligence.

     I look forward to the opportunity to work with you towards successful completion of the Offerings. Please acknowledge your agreement to the foregoing by signing below and returning to WRH one copy of this letter, along with the initial financial advisory payment of $10,000. This proposal is valid for a period of thirty (30) days.


                                                  Sincerely,

                                                  WILLIAM R. HOUGH & CO.

                                                  /s/ Ronald W. Goff
                                                  ------------------
                                                  Ronald W. Goff
                                                  First Vice President

Accepted and Agreed to this
10th day of December, 1997

LANDIS SAVINGS BANK, SSB



By:/s/ Steven R. Talbert
   ---------------------
   Steven R. Talbert
   President and Chief Executive Officer